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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 1)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           COLLAGEN AESTHETICS, INC.
                            (Name of Subject Company)

                               INAMED CORPORATION
                         INAMED ACQUISITION CORPORATION
                                    (Bidders)

                          Common Stock, $.01 Par Value
                         Preferred Share Purchase Rights
                        (Title of Classes of Securities)

                                    194194106
                      (CUSIP Number of Class of Securities)

                               Ilan K. Reich, Esq.
                                    President
                               Inamed Corporation
                           1120 Avenue of the Americas
                                   Suite 4000
                            New York, New York 10036
                                 (212) 626-6800

                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:

                             Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 530-5000


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                                  TENDER OFFER

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on August 4, 1999 by Inamed Corporation, a Delaware corporation ("Parent"), and Inamed Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Collagen Aesthetics, Inc., a Delaware corporation, and the associated preferred share purchase rights (the "Rights") issued pursuant to the Amended and Restated Preferred Share Rights Agreement, dated as of May 6, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $16.25 per Share (and associated Right), net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding a new Exhibit as follows:

     (a)(11) Text of Press Release issued by the Company dated August 5, 1999.


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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1999

                                      INAMED CORPORATION

                                      By:/s/Ilan K. Reich
                                         ________________________
                                            Name:  Ilan K. Reich
                                            Title: President

                                      INAMED ACQUISITION CORPORATION

                                      By:/s/Ilan K. Reich
                                         ________________________
                                            Name:  Ilan K. Reich
                                            Title: President




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                                  EXHIBIT INDEX

EXHIBIT

(a)(1)    --   Offer to Purchase, dated August 4, 1999.*

(a)(2)    --   Letter of Transmittal.*

(a)(3)    --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(4)    --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(5)    --   Notice of Guaranteed Delivery.*

(a)(6)    --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    --   Text of press release issued by Parent on August 2, 1999.*

(a)(8)    --   Text of press release issued by the Company on August 2, 1999.*

(a)(9)    --   Text of press release issued by Parent on August 4, 1999.*

(a)(10)   --   Form of Summary Advertisement dated August 4, 1999.*

(a)(11)   --   Text of press release issued by the Company on August 5, 1999.

(b)(1)    --   Commitment Letter, dated as of July 23, 1999, from Cerberus Capital Management, L.P.*

(b)(2)    --   Amendment to Commitment Letter, dated July 30, 1999, from Inamed Corporation and acknowledged and confirmed by Cerberus Capital Management, L.P.*

(c)(1)    --   Agreement and Plan of Merger, dated as of July 31, 1999, by and among the Company, Purchaser and
               Parent.*
(c)(2)    --   Confidentiality Agreement, dated as of April 23, 1999, between the Company and Parent.*

(d)       --   Not applicable.

(e)       --   Not applicable.

(f)       --   Not applicable.




*        Previously filed as an exhibit to the Schedule 14D-1.




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